# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Crypto Co, CIK 0001688126
CUSIP: 229061027
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 23823 MALIBU ROAD, SUITE 50477, MALIBU, California (CA), 90265
Date of event which requires filing of this statement: 06/24/2025
Amends the filing with accession number 0001493152-24-026524
Filed by CIK 0001737784
Persons authorized to receive notices and communications: Holly Ruxin, c/o The Crypto Company,, 23823 Malibu Road, #50477, Malibu, California (CA), 90265, 4153177373

## Reporting persons
- Holly Ruxin (CIK 0001737784): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 187,330,931; shared voting power 0; sole dispositive power 187,330,931; shared dispositive power 0; aggregate amount beneficially owned 187,330,931 (4.8216% of the class)
  Comment: (1) The 187,330,931 shares of Common Stock beneficially owned by the Reporting Person consist of (ii) 186,980,931 shares of Common Stock directly owned by Ms. Ruxin, and (ii) 350,000 vested options held by Ms. Ruxin.
  
  (2) The aggregate percentage of Common Stock reported owned by the Reporting Person is based upon the Issuer's calculation that it had 3,885,220,362 shares of Common Stock ("Common Stock") and 10 shares of Preferred Stock outstanding as of June 26, 2025.
  
  Explanatory Note
  This Amendment No. 1 to Schedule 13D (this "Schedule 13D/A") is being filed to amend the statement on Schedule 13D relating to the Common Stock, par value of $0.001 of The Crypto Company, a Nevada corporation (the "Issuer"), as filed with the Securities and Exchange Commission (the "SEC") on July 8, 2024 (the "Original Schedule 13D"). The Original Schedule 13D is hereby amended and supplemented as detailed below and, except as amended and supplemented hereby, remains in full force and effect.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Crypto Co
Address of issuer's principal executive offices: 23823 MALIBU ROAD, SUITE 50477, MALIBU, California (CA), 90265

## Item 2. Identity and Background
Name of person filing: Holly Ruxin
Residence or business address: 23823 Malibu Road, #50477, Malibu, California 90265
Present principal occupation or employment: A member of the Board of Directors of the Issuer.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Original Schedule 13D is amended to add the following:

On June 24, 2025, the Issuer, upon the approval of the Issuer's Board of Directors, granted Holly Ruxin, a member of the Issuer's Board of Directors, a stock award of 67,106,721 shares of Common Stock for her exceptional performance and dedicated service.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of Original Schedule 13D is amended to add the information set forth in Item 3 above, which is incorporated into this Item 4 by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Ms. Ruxin is the direct beneficial owner of 187,330,931 shares of Common Stock and vested options that she holds personally, representing 4.8216% of the outstanding Common Stock. The percentage ownership is calculated based upon the Issuer's calculation that it had 3,885,220,362 shares of Common Stock and 10 shares of Preferred Stock outstanding as of June 26, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 11 and 13 of the cover page to this statement for the aggregate number of shares and percentage of issued and outstanding Shares owned by the Reporting Person. The percentage ownership is calculated based upon the Issuer's calculation that it had 3,885,220,362 shares of Common Stock and 10 shares of Preferred Stock outstanding as of June 26, 2025.
Transactions in the class effected during the past sixty days: Except as set forth herein and elsewhere in this Schedule 13D, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 6/24/2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth in this Schedule 13D/A, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to: transfer or voting of any of the securities of the Issuer or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Holly Ruxin: /s/ Holly Ruxin, Holly Ruxin (06/26/2025)